SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)
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                              Diehl Graphsoft, Inc.
                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    253676308
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                                 (CUSIP Number)

                                  Gerhard Weiss
                          Nemetschek Aktiengesellshaft
                             Riedenburger Strasse 2
                                 D-81677 Munich
                                     Germany
                                 49 89 9279-3313
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 John K. Hughes
                                Brown & Wood LLP
                               1666 K Street, N.W.
                           Washington, D.C. 20006-1208
                                 (202) 533-1300

                                 March 31, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)

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                                  SCHEDULE 13D

Cusip No. 253676308
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

      Nemetschek Aktiengesellshaft                       I.R.S. ID No. _________
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS
      WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Germany

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       NUMBER OF          7  SOLE VOTING POWER
                             1,115,911(1)
         SHARES
                          ------------------------------------------------------
       BENEFICIALLY       8  SHARED VOTING POWER
                             None
        OWNED BY
                          ------------------------------------------------------
          EACH            9  SOLE DISPOSITIVE POWER
                             1,115,911(1)
        REPORTING
                          ------------------------------------------------------
         PERSON           10 SHARED DISPOSITIVE POWER
                             None
          WITH
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,115,911
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.34%(1)
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14    TYPE OF REPORTING PERSON
      CO
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(1)  Of the 1,115,911 shares of common stock of Diehl Graphsoft, Inc. (the
     "Company") covered by this report, 921,211 are purchasable by Nemetschek Aktiengesellshaft ("Nemetschek") upon exercise of an option (the "Option") granted to Nemetschek pursuant to the Support/Voting Agreement, dated as of February 18, 2000 (the "Support Agreement"), by and between Nemetschek and Richard Diehl (President of the Company), as further described in this report. Prior to the exercise of the Option, Nemetschek is not entitled to any rights as a

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shareholder of the Company as to the shares covered by the Option. The number of shares of common stock of the Company purchasable by Nemetschek under the Option will be adjusted if necessary so that the number of shares purchasable by Nemetschek upon exercise of the Option at the time of its exercise is equal to 30% of the total outstanding shares of the common stock of the Company. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Nemetschek expressly disclaims beneficial ownership of the 921,211 shares of common stock of the Company which are purchasable by Nemetschek upon exercise of the Option. The number of shares indicated represents approximately 36.34% of the total outstanding shares, as indicated in the Company's Form 10-QSB for the quarter ended February 29, 2000, of the common stock of the Company.



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         Nemetschek Aktiengesellshaft ("Nemetschek") hereby amends and supplements its Schedule 13D regarding Diehl Graphsoft, Inc. (the "Company") originally filed on February 28, 2000, as amended on March 10, 2000 (together the "Schedule 13D"). This statement relates to the common stock of the Company, $0.01 par value per share (the "Common Stock"). Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

         Nemetschek purchased an additional 55,500 shares of Common Stock during the period of March 10, 2000 to April 19, 2000 for an aggregate purchase price of $513,085. Funds for these purchases were provided by working capital of Nemetschek.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended by adding the following:

         The 55,500 shares of Common Stock purchased by Nemetschek during the period of March 10, 2000 to April 19, 2000 were purchased for investment purposes and in contemplation with consummation of the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         The purchase of 55,500 shares of Common Stock (over which Nemetschek has sole voting and dispositive power) during the period of March 10, 2000 to April 19, 2000 has resulted in an aggregate of 1,115,911 shares of Common Stock for which Nemetschek may be deemed to be the beneficial owner. Such shares represent approximately 36.34% of the outstanding shares of Common Stock.





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         The information set forth in Schedule B to the Schedule 13D is hereby supplemented as follows:

                                          No. of Shares
            Name                   Date      Purchased      Price Per Share
            ----                   ----      ---------      ---------------
   Nemetschek Aktiengesellshaft  3/10/00        6,500           $9.2475
                                 3/13/00        5,700            9.2475
                                 3/14/00          800            9.2475
                                 3/16/00        9,000            9.2475
                                 3/22/00        5,000            9.2172
                                 3/23/00        2,500            9.2475
                                 3/31/00        5,000            9.2475
                                 4/05/00        3,000            9.2475
                                 4/11/00        1,000            9.2475
                                 4/12/00        1,000            9.2475
                                 4/19/00       16,000            9.2475



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  April 20, 2000


                                               Nemetschek Aktiengesellshaft

                                               By /s/ Gerhard Weiss
                                                  -------------------------
                                                  Name: Gerhard Weiss
                                                  Title:  CFO







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